Exhibit 99.1

July 10, 2024

 Diversified Energy Company PLC
(“Diversified” or the “Company”)

 Diversified to Acquire Complementary, High-Quality, Low-Decline Producing Assets

Accretive Acquisition of Contiguous Operating Position

Diversified Energy Company PLC (LSE:DEC; NYSE:DEC) (“Diversified” or the “Company”) is pleased to announce the execution of a conditional purchase and sale agreement for the acquisition of high-working interest, operated natural gas properties and related facilities located within eastern Texas (the “Assets”) from Crescent Pass Energy (the “Seller”) (the “Acquisition”).

The Acquisition will be funded through a combination of the issuance of approximately 2.4 million new U.S. dollar-denominated ordinary shares direct to the Seller and a senior secured bank facility supported by the acquired assets, along with existing and expanded liquidity from the Company’s recently increased borrowing capacity. The ordinary shares will be subject to a customary commercial lock-up agreement. The Company expects to close the Acquisition in the third quarter of 2024.

Acquisition Highlights

•	Purchase price of $106 million before anticipated, customary purchase price adjustments
◦	Estimated Net Purchase Price of $100 million
◦	Anticipated close during the third quarter of 2024
•	Net purchase price represents a PV-20 valuation
•	Current net production of 38 MMcfepd (6 Mboepd)(a) with low annual declines of ~9%(b)
◦	Complements industry-leading corporate declines and capital intensity
◦	Significantly gas-weighted production with ~92% gas volumes
◦	Attractively priced at $2,651 per flowing Mcfe
◦	Provides opportunities for additional cost efficiencies
•	Estimated NTM EBITDA of ~$26 million(c) representing a 3.8x purchase multiple
◦	PDP Reserves of 170 Bcfe (28 MMBoe) with PV-10 of $155 million(b)
•	Assets are contiguous with Diversified’s existing East Texas assets
◦	Proximity to existing assets creates immediate line of sight to future operating efficiencies
◦	Includes ~170,000 acres of commercially attractive leasehold in both East Texas and the Freestone Trend

Commenting on the Acquisition, CEO Rusty Hutson, Jr. said:

“The target assets are a perfect fit with our existing East Texas operations and offer meaningful opportunities for cost efficiencies upon completion of the Acquisition. The accretive transaction adds scale to our Central region footprint and remains consistent with our strategy to focus on high-quality, low-decline producing assets at attractive PV values where we can apply our Smarter Asset Management approach to enhance margins and grow free cash flow.  The evolution of our funding sources, illustrated by the use of direct equity issuance to the seller as a portion of the consideration, highlights the importance of our recent NYSE listing while providing additional financial flexibility. Our Company has a long-standing, demonstrated track record of delivering value to shareholders from our strategy of acquiring, optimizing, and managing mature producing assets, making us the Right Company at the Right Time.”

Bolt-On Addition of Low-Decline PDP Assets

The Acquisition’s estimated NTM EBITDA of ~$26 million represents a 3.8x purchase multiple and reflects attractive valuations of PV-20 and $2,651 per flowing Mcfe, well within the Company’s target valuation range.

The Assets include 827 net operated PDP wells and are expected to add 38 MMcfepd (6 Mboepd) of production (+5% vs 1Q2024 reported of 723 MMcfepd) and 170 Bcfe reserves with a PV-10 of $155 million. Additionally, the production profile of the Assets are highly complementary to the Company’s existing portfolio and operational strategy, with low annual production declines of ~9% per year that result in an unchanged consolidated decline rate, pro forma for the Acquisition. The Assets also include over 500 miles of owned pipelines and associated compression facilities and feature additional undeveloped acreage that presents potential upside opportunities in line with Diversified’s demonstrated ability to unlock value on non-core assets.

The Assets are in close proximity to the Company’s previously acquired East Texas assets and provide opportunities to realize synergies attributable to operating scale and asset density.

The Acquisition constitutes a Class 2 transaction for the purposes of the FCA Listing Rules, and this announcement is made in accordance with the Company’s disclosure obligations pursuant to Chapter 10 of the FCA Listing Rules.

Footnotes:
(a)	Current production based on estimated average daily production for August 2024; Estimate based on historical performance and engineered type curves for the Assets

(b)
Estimated annual rate of production declines and PDP reserves values (including volumes, PV-10 and approximate PV value) calculated using historical production data, asset-specific type curves and an effective date of May 1, 2024 and based on the 4-year NYMEX strip at June 18, 2024 with terminal price assumptions of $3.94/MMBtu and $68.06/Bbl for natural gas and oil, respectively. For more information, please refer to “Use of Non-IFRS Measures”

(c)
Based on engineering reserves assumptions using historical cost assumptions and NYMEX strip as of June 18, 2024 for the 12 month period ended July 31, 2025; does not include the impact of any projected or anticipated synergies that may occur subsequent to acquisition  Purchase price multiple based on Net Purchase Price and Acquisition’s estimated Next Twelve Months (NTM) Adjusted EBITDA (unhedged)

For Company-specific items, refer also to the Glossary of Terms and/or Alternative Performance Measures found in the Company’s  Annual Report and Form 20-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “will”, “seek”, “continue”, “aim”, “target”, “projected”, “plan”, “goal”, “achieve”, “opportunity” and words of similar meaning, reflect the Company’s beliefs and expectations and are based on numerous assumptions regarding the Company’s present and future business strategies and the environment the Company will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Expected benefits of the Acquisition may not be realized and the Acquisition may not close on the terms described in this release at all. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, including the risk factors described in the “Risk Factors” section in the Company’s Annual Report and Form 20-F for the year ended December 31, 2023, filed with the United States Securities and Exchange Commission. The pro forma financial information in this announcement is for informational purposes only, is not a projection of our future financial performance, and should not be considered indicative of actual results should the Acquisition be consummated. Forward-looking statements speak only as of their date and neither the Company nor any of its directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. As a result, you are cautioned not to place undue reliance on such forward-looking statements.

Use of Non-IFRS Measures

Certain key operating metrics that are not defined under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.

Adjusted EBITDA

As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. Adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature.

Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing, and financing activities. However, we believe such a measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business  performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility financial covenants; and (4) is used by us as a performance measure in determining executive compensation. We are unable to provide a quantitative reconciliation of forward-looking Adjusted EBITDA to the most directly comparable forward-looking IFRS measure because the items necessary to estimate such forward-looking IFRS measure are not accessible or estimable at this time without unreasonable efforts. The reconciling items in future periods could be significant.

PV-10

PV-10 is a non-IFRS financial measure and generally differs from Standardized Measure, the most directly comparable IFRS measure, because it does not include the effects of income taxes on future net cash flows. While the Standardized Measure is free cash dependent on the unique tax situation of each company, PV-10 is based on a pricing methodology and discount factors that are consistent for all companies. In this announcement, PV-10 is calculated using NYMEX pricing. It is not practicable to reconcile PV-10 using NYMEX pricing to standardized measure in accordance with IFRS at this time. Investors should be cautioned that neither PV-10 nor the Standardized Measure represents an estimate of the fair market value of proved reserves.